NEXTIER
September 30, 2021
Correspondence Filing Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, N.E.
Washington, DC 20549

Attention: Sondra Snyder, Staff Accountant
Robert Babula, Staff Accountant

Re: NEXTIER OILFIELD SOLUTIONS INC.
Form 10-K filed February 24, 2021
File No. 001-37988

Ladies and Gentlemen:

Ladies and Gentlemen:

This letter sets forth the responses of NexTier Oilfield Solutions Inc. (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the "Commission") raised in the letter dated September 22, 2021, with respect to the above referenced Annual Report on Form 10-K for the fiscal year ended December 31, 2020 (the “2020 Form 10-K”).

The text of the Staff’s comments has been included in this letter in bold and italics for your convenience. The Company’s response to each of the comments is set forth immediately below each comment.

Form 10-K for the Fiscal Year Ended December 31, 2020

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources, page 57

1. We note your cash flows from operating activities decreased over the last three fiscal years. Your existing discussion of operating cash flows does not provide a comparative analysis of the material change in components comprising operating activities between comparable periods. In this regard, an analysis should be provided which explains the reason(s) net cash from operating activities decreased between comparable periods. The analysis should address the significant drivers underlying the change and how they impact operating cash flows. Refer to section IV.B.1 of Release No. 33-8350 for guidance.

Response: The Company respectfully acknowledges the Staff’s comment. The Company had discussed the material drivers for the change in cash from operations for the three years in the Results of Operations analysis in Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”), which for the 2020 Form 10-K was on pages 54-55, including the incorporation by reference to the comparison of the Company’s financial results for the year ended December 31, 2019 and for the year ended December 31, 2018 in “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations – Results of Operations” section in our Annual Report on Form 10-K for the fiscal year ended December 31, 2019, filed on March 12, 2020, and was seeking not to be repetitive. In the Liquidity and Capital Resources section, the Company acknowledges it provided identification of any additional significant drivers that resulted in the change of operating cash flow,
3990 Rogerdale                713-325-6000                NexTierOFS.com
Houston, Tx 77042

NEXTIER
rather than a comparative analysis of the all of the significant drivers of the change in operating cash flow against the comparable period.

The Company will provide additional details and analysis in the liquidity and capital resources section regarding the significant drivers underlying the fluctuation between the comparable periods. The Company will incorporate this consolidated analysis to explain material changes within its MD&A discussion in future filings, commencing with its Quarterly Report on Form 10–Q for the quarter ended September 30, 2021. The following represents an example of the presentation and discussion that we propose to include in future filings, using the information from page 54-55 of our 2020 Form 10-K for illustrative purposes, with our proposed changes marked in bold.

For 2020:

“Net cash generated by operating activities during the year ended December 31, 2020 was $68.9 million, which was down $236.6 million from 2019. The decrease is primarily due to a decrease in our average number of fully utilized fracturing fleets, combined with decreases in our wireline and pump down services. The decreases in all service lines were driven by less activity and price reductions as a result of the continuing impacts from the unforeseen and sudden decline in commodity prices as well as the COVID-19 pandemic that began to impact operations in late first quarter of 2020. For further discussion of these drivers, see “Results of Operations”.”

For 2019:

“Net cash generated by operating activities in 2019 of $305.5 million, which was down $44.8 million from 2018. The decrease was driven primarily by a decline in rig count and fleet utilization, combined with pricing pressures from macroeconomic market conditions, and offset by thoroughness in receiving collections from our customers and controlling costs.”

Item 8. Financial Statements and Supplementary Data (21) Business Segments , page 118

2. We note you report adjusted gross profit (loss) which you disclose is the Company's segment measure of profitability, operating income (loss), and net income (loss) for each of your reportable segments. If your chief operating decision maker uses only one measure of a segment's profit or loss in assessing segment performance and deciding how to allocate resources, segment profit or loss shall be reported for that measure only. If the chief operating decision maker uses more than one measure of a segment's profit or loss, the reported measure shall be the one that management believes is determined in accordance with the measurement principles most consistent with those used in measuring the corresponding amount in the public entity's consolidated financial statements. Refer to ASC 280-10-50-28.

Response: The Company notes that Adjusted Gross Profit is the only profitability metric reported to its CODM for purposes of making decisions about allocation of resources to each segment and assessing performance of each segment. Consistent with ASC 280-10-50-28, the Company will disclose only segment-level Adjusted Gross Profit as the Company’s segment profitability metric in this footnote in future filings commencing with the third quarter 2021 Form 10-Q.
3. Revise to separately disclose the amount of revenue from each of your major customers for each period presented. Refer to ASC 280-10-50-42.
3990 Rogerdale                713-325-6000                NexTierOFS.com
Houston, Tx 77042

NEXTIER
Response: The Company respectfully acknowledges the Staff’s comment will disclose in our future filings, the total amount of net revenues from each customer whose sales amount to greater than 10% of our consolidated net revenues and the segment where they are reported.

By way of illustration, we have provided an example of the revised language as if it had been used in our 2020 Form 10-K, with our proposed changes marked in bold:

“For the year ended December 31, 2020, revenue from two customers individually represented more than 10% of the Company’s consolidated revenue. These two customers represented 16% ($188.6 million) and 13% ($160.5 million), respectively, of our consolidated revenue in the Completions Services segment. For the year ended December 31, 2019, four customers individually represented more than 10% of the Company’s consolidated revenue. These four customers represented 19% ($346.9 million), 13% ($242.1 million), 12% ($213.4 million) and 11% ($194.7 million), respectively, of our consolidated revenue in the Completions Services segment. For the year ended December 31, 2018, three customers individually represented more than 10% of the Company’s consolidated revenue. These three customers represented 17% ($362.0 million), 12% ($255.8 million) and 10% ($222.0 million), respectively, of our consolidated revenue in the Completions Services segment.”

The Company hereby acknowledges that:
•the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please feel free to contact the undersigned at (832) 392-3869 or Keith Townsend of King & Spalding LLP, counsel to the Company, at (404) 572-3517.

Sincerely,

/s/ Kenneth Pucheu

Kenneth Pucheu
Chief Financial Officer

Via E-mail:
cc: Kevin McDonald (Company)
Keith Townsend (King & Spalding)
3990 Rogerdale                713-325-6000                NexTierOFS.com
Houston, Tx 77042